EXHIBIT 99.6
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GATEWAY INTERNATIONAL HOLDINGS ANNOUNCES AUDITED FINANCIALS AND CASH DIVIDEND

ANAHEIM, CA, Apr 21, 2005 (MARKET WIRE via COMTEX) -- Gateway International Holdings, Inc. (OTC: GWYI) announced today that it has completed financial audits for 2003 and 2004. The numbers will be edgarized and filed with the SEC on or before May 10th, 2005. Total revenue for 2004 was $7,204,211, with a net profit of $393,366 for earnings of $0.01 per share.

The Board of Directors has declared the Company's first cash dividend to shareholders. The dividend amount will be $0.005 per share. Based on the closing stock price on April 19, 2005, of $1.03 per share, the dividend represents a yield of 0.485%. The record date will be May 6, 2005, with a payable date of May 13, 2005.

Gateway  International  CEO Larry  Consalvi  commented on the dividend,  'We are delighted to announce this cash dividend for our shareholders. Our Board of Directors felt that with the record results from 2004 that initiating a dividend was appropriate at this time. To further demonstrate their commitment to shareholders, Board Members have elected to recuse themselves from receiving the dividend on their shares, instead preferring to allow the Company to utilize these funds to fuel future growth. We remain optimistic in our efforts to achieve new heights in 2005 and although today's declaration is for a one-time dividend based on our 2004 success, it is our desire that we will be in a position to make this a more significant component of our future financial operations. This cash dividend represents yet another successful step in the implementation of our long-term business strategy.' Additional information on Gateway International Holdings is available on the Company's website, www.gwyi.com and via their IR firm at www.firstcapitalinvestors.com. A downloadable investor fact sheet for Gateway is available free of charge online at www.firstcapitalinvestors.com/factsheets/gwih.pdf.

'SAFE HARBOR':

This press release may contain forward-looking statements. The words 'estimate,' 'possible' and 'seeking' and similar expressions identify forward-looking statements, which speak only as to the date the statement was made. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events, or otherwise. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted, or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, the effect of government regulation, competition and other material risks.


Investor Relations:
Dante Panella
First Capital Investors, Inc.
www.firstcapitalinvestors.com
407-656-9600 x 107
GWYI@firstcapitalinvestors.com
SOURCE: Gateway International Holdings, Inc.